Exhibit 99.1

Catalyst board of directors recommends support for recapitalization transaction

RICHMOND, BC, Jan. 14, 2012 /CNW/ - Catalyst Paper Corporation (TSX:CTL) announced today that the company has entered into an agreement (the Agreement) for a recapitalization transaction that will result in a significantly reduced debt burden.

Catalyst Paper's management team and Board of Directors believe that the proposed recapitalization offers substantial benefits to Catalyst Paper, including:

•	enhanced flexibility to respond to the downturn in the market for paper, newsprint and pulp;

•	improved capital structure: $315.4 million reduction in debt; and

•	reduced cash interest expense: up to $25.5 million reduction in annual cash interest expense ($37.0 million if paid in kind to the maximum extent possible).

Catalyst Paper's management team and Board of Directors believe that, in view of the challenges and risks to the company's ongoing viability created by the current paper, newsprint and pulp markets and the company's existing capital structure, the recapitalization is the best alternative available to the company and its noteholders, shareholders and other stakeholders.  The new capital structure will provide a stronger financial base for the execution of the company's operating strategy and enhance the long-term value of the company.

"This transaction addresses the company's capital structure and interest payment obligations, extending its operating horizon," said Dallas Ross, director and chair of the Board's independent committee overseeing the noteholder negotiation.  "Based on extensive management analysis and independent review of options related to preservation of enterprise value, the Board of Directors is unanimous in its recommendation that all shareholders and noteholders support this transaction."

The proposed recapitalization has the support of the company's creditors who have been subject to confidentiality agreements. More specifically (a) holders of its 11% senior secured notes due 2016 (the Senior Secured Notes) holding approximately US$208.1 million aggregate principal amount of outstanding Senior Secured Notes (representing more than 53.2% of the total outstanding Senior Secured Notes) and (b) holders of its 7 3/8% senior notes due 2014 (Senior Notes) holding approximately US$54.5 million aggregate principal amount of outstanding Senior Notes (representing more than 21.7% of the total outstanding Senior Notes), have signed the Agreement and agreed to vote in favour of and support the recapitalization.  The company expects further support of the recapitalization from additional holders of Senior Secured Notes and Senior Notes.

The company intends to implement the recapitalization through a plan of arrangement under the Canada Business Corporations Act (CBCA).  Implementation of the plan of arrangement under the CBCA will be subject to approval by not less than 66⅔% of the votes cast by holders of each of the Senior Secured Notes and the Senior Notes at meetings to be held to consider the arrangement, the approval of the Supreme Court of British Columbia and receipt of all necessary regulatory and stock exchange approvals.  In addition, the Agreement is subject to termination if a new labour agreement with all union locals at the company's Canadian mills has not been ratified by January 31, 2012.

The company will continue to operate and satisfy its obligations to trade creditors, customers and employees in the ordinary course of business during the arrangement process.

The specific terms of the recapitalization include:

•	Catalyst Paper's US$390.4 million aggregate principal amount of outstanding Senior Secured Notes will be exchanged for:

•	US$325 million aggregate principal amount of new 11% first lien notes (the New Notes) the terms of which are described below; and

•	80% of the company's common shares (subject to dilution from common shares issued to holders of warrants, as described below).

•	Catalyst Paper's US$250 million aggregate principal amount of Senior Notes will be exchanged for:

•	15% of the company's common shares (subject to dilution from common shares issued to holders of warrants);

•
warrants which will be exercisable to acquire up to 15% of the fully diluted common shares of the company as of the effective date of the recapitalization at an exercise price aggregate equity value of $111.7 million, for up to four years from the effective date of the recapitalization; and

•
an additional 4.5% of the company's common shares (subject to dilution from common shares issued to holders of warrants), provided that only holders of Senior Notes that agree to support this recapitalization by the early consent date, which is currently fixed at January 27, 2012, will be entitled to receive such additional common shares.

•
In total, additional common shares will be issued such that 99.5% of the common shares are held by the current holders of the existing Senior Secured Notes and Senior Notes as described above.  The remaining 0.5% of the company's common shares (subject to dilution from common shares issued to holders of warrants) will be held by holders of the existing common shares, provided that the recapitalization is implemented under the CBCA.

•	Upon the implementation of the recapitalization, a new Board of Directors will be appointed as part of the transaction.

The New Notes will have substantially the same terms and conditions as the company's existing Senior Secured Notes with certain exceptions including:

•
the maturity date of the New Notes will be the earlier of (i) six months after the end date of the new labour agreements and (ii) December 16, 2017, provided that the maturity date will never be earlier than December 16, 2016.

•
interest on the New Notes will be payable semi-annually in cash at an annual interest rate of 11% or, at the option of company, interest may be partially paid in kind, but if that option is taken for any semi-annual interest payment, interest for that payment will be calculated at an annual rate of 13% with 7.5% being paid in cash and 5.5% being paid in kind through the issuance of additional New Notes;

•
the company will be able to issue up to an additional US$75 million in principal amount of New Notes, subject to the consent of holders of 75% in principal amount of New Notes if the company's secured debt to EBITDA ratio, pro forma for the issuance of the additional New Notes, exceeds 3.0x; and

•	the company will be able to repurchase the New Notes for 103% of their principal amount until December 15, 2013 and 100% thereafter.

The holders of the Senior Secured Notes and the Senior Notes who have signed the Agreement have agreed not to take any action to enforce their rights under the Senior Secured Notes and the Senior Notes, including by accelerating the notes as a result of the company's current non-payment of interest on the Senior Secured Notes.  The Agreement is subject to termination in certain circumstances, including: (i) by the holders of the Senior Secured Notes and Senior Notes in the event that the company does not pay the overdue interest on the Senior Secured Notes on or before January 31, 2012; (ii) by the company if by January 31, 2012 holders of at least 66⅔% of the outstanding principal amount of the Senior Secured Notes and Senior Notes have not signed the Agreement or a joinder to the Agreement; and (iii) by the company if by January 31, 2012 a new labour agreement with all union locals at the company's Canadian mills has not been ratified. The current labour contracts expire April 30, 2012.

The recapitalization under the CBCA will require approval by the holders of the Senior Secured Notes, the holders of the Senior Notes and such other securityholders of Catalyst Paper as the court and the TSX may require. In the event that the votes or approvals required to complete the recapitalization under the CBCA are not obtained, the company has agreed to implement the recapitalization pursuant to the Companies' Creditors Arrangement Act. The Agreement provides that in such case the shareholders of the company would not receive anything in exchange for their common shares.

The company's Board of Directors, supported by a recommendation of an independent committee of the Board, is unanimously recommending that all shareholders and noteholders support the recapitalization.

Blake, Cassels & Graydon LLP and Skadden, Arps, Slate, Meagher & Flom LLP are acting as the company's legal counsel and Perella Weinberg Partners is acting as the company's financial advisor with respect to the recapitalization. Akin Gump Strauss Hauer & Feld LLP and Fraser Milner Casgrain LLP are acting as counsel to certain of the holders of Senior Secured Notes and Moelis & Company is acting as financial advisor to such noteholders with respect to the recapitalization.  Goodmans LLP and Kramer Levin LLP are acting as counsel to certain of the holders of Senior Notes and Houlihan Lokey Capital, Inc. is acting as financial advisor to such noteholders with respect to the recapitalization.

Details of the recapitalization will be provided in an information circular expected to be distributed to shareholders and holders of the Senior Secured Notes and Senior Notes in February, 2012.  The recapitalization is expected to close by March 31, 2012.

Further information concerning the recapitalization is contained in the Agreement, a copy of which will be available on SEDAR (www.sedar.com), EDGAR (www.sec.gov and the company's web page www.catalystpaper.com).  Investors who have questions about the recapitalization may contact Nancy Turner of Perella Weinberg Partners, the financial advisor for Catalyst Paper, at 415-671-4550.

This press release is not an offer to sell or the solicitation of an offer to buy the New Notes or the new common shares and warrants to be issued in connection with the recapitalization. Such securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the recapitalization and the benefits to the company of the recapitalization, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court and stock exchange approvals, failure to obtain the support of the holders of at least two-thirds in principal amount of the Senior Secured Notes and the Senior Notes, failure to obtain any required approvals of Catalyst's securityholders, failure by any union locals at Catalyst's Canadian mills to ratify the new labour agreement and those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2010, and our third quarter interim report available at www.sedar.com.

%CIK: 0001144906

For further information:
Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

CO: Catalyst Paper Corporation

CNW 23:56e 14-JAN-12